18007323

SECU

Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-52994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Liberty Group, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 30th Street, 2nd Floor

(No. and Street)

Oakland	**CA**	**94609**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Azary **(510) 658-1880**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Cropper Accountancy Corporation

(Name – *if individual, state, last, first, middle name*)

2700 Ygnacio Valley Road	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

CONFIDENTIAL

OMC 6/6/18

OATH OR AFFIRMATION

I, **Dennis Azary**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Liberty Group, LLC**, as of **December 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Dennis Azary
Fin-Op

State of ~~California~~ Connecticut
County of ~~Alameda~~ FAIRFIELD

Subscribed and sworn to before me
this 9th day of March 2018

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CONFIDENTIAL

LIBERTY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

CROPPER
an accountancy corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Liberty Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Liberty Group, LLC as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Liberty Group, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liberty Group, LLC's management. Our responsibility is to express an opinion on Liberty Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liberty Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Liberty Group, LLC's financial statements. The supplemental information is the responsibility of Liberty Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

Cropper Accountancy Corporation
We have served as Liberty Group, LLC's auditor since 2014.
Walnut Creek, California
March 13, 2018

Liberty Group, LLC
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents, including money market account of $73,929	$ 140,014
Deposits at clearing broker	75,912
Commissions receivable	24,078
Investment advisory fees receivable	332,801
Due from related party	15,503
Prepaid expenses	44,669
Furniture, equipment and leasehold improvements, net	11,546
Total Assets	**$ 644,523**
Liabilities & Members' Equity	
Commissions payable	$ 327,713
Accrued expenses	30,991
Members' Equity	285,819
Total Liabilities & Equity	**$ 644,523**

See Accompanying Notes to Financial Statements

Liberty Group, LLC
Notes to Financial Statements
December 31, 2017

1. Business and Summary of Significant Accounting Policies

Business

Liberty Group, LLC (the "Company") is a Delaware limited liability company formed on March 11, 1999. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company engages in the business of providing investment advisory services and brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

As a limited liability company, the members' liability is limited to amounts reflected in the members' capital account.

The Company operates under a clearing broker agreement with National Financial Services, LLC ("NFS"), whereby the Company will introduce certain brokerage accounts to NFS and NFS will provide clearing services to such accounts on a fully disclosed basis.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which at times may exceed the federally-insured limits of $250,000 per bank. At December 21, 2017 the Company's cash did not exceed the federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Accounts Receivable

The Company reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. No allowance for uncollectible accounts receivable has been recorded as the commissions receivable and investment advisory fees receivable balances of $24,078, and $332,801 respectively, are deemed collectible as of December 31, 2017.

Furniture, Office Equipment and Leasehold Improvements, Net

Furniture and office equipment are recorded at historical cost of $782 and $23,678 respectively, less accumulated depreciation of $12,914, for a net book value of $11,546. Depreciation is computed under the straight-line method using estimated useful lives of 3 to 7 years.

Revenue Recognition

Commission revenue and related expenses are recorded on a settlement date basis as reported by the clearing broker plus accruals for unsettled trades. Investment advisory fees are recorded at the end of the month each quarter, in accordance with the advisory agreements as reported by the clearing broker.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Management Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Fair Value Hierarchy

The Company records its investments at fair value in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Valuation techniques that are consistent with the

market or income approach are used to measure fair value. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2. Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. Inputs consist of unobservable data used when there is little or no market activity and reflect management's own assumptions about how market participants would price a security.

Measurement of fair value using level 3 inputs necessitates the use of estimates and assumptions that are inherently subjective, and the values determined by management as a result of using such inputs may differ significantly from the values that would have been used had observable quotations in an active market existed, and the differences could be material.

The following table presents the carrying values and estimated fair values at December 31, 2017 of financial assets and liabilities, excluding financial instruments carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

Asset	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash and Cash Equivalents	$ 140,014	$ 140,014			$ 140,014
Clearing Deposit	$ 75,912	$ 75,912			$ 75,912
Commissions and Fees Receivable	$ 356,879		$ 356,879		$ 356,879
Related Party Receivables	$ 15,503		$ 15,503		$ 15,503
Accrued Liabilities	$ 30,991		$ 30,991		$ 30,991
Accrued Commission	$ 327,713		$ 327,713		$ 327,713

Pension Plan

The Company sponsors a 401(k) pension plan under which employees may defer a certain percentage of their salary to the plan. The company can elect to match the employees' contributions at their discretion; however, no election was made for the year ended December 31, 2017.

2. Deposit with Clearing Organization

The Company's clearing organization requires that it maintain at least $50,000 in deposits. As of December 31, 2017, the Company had $75,912 on deposit with the clearing broker. The deposit is held by the clearing broker in a money market mutual fund.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $145,181 which was $121,267 in excess of its required net capital of $23,914. The Company's aggregate indebtedness to net capital ratio was 2.47 to 1 in 2017.

4. Related Party Transactions

The Company shares expenses with Liberty Wealth Management, Lifetime Planning and Marketing, Inc, and The Law Offices of Hollander & Hollander, PC. During 2017, the Company invoiced these affiliates $639,184. As of December 31, 2017, $15,503 was due from affiliates as shown on the accompanying statement of financial condition.

The Company operates its headquarters from an office owned by PYA, LLC which is controlled by David Hollander, President of Liberty Group, LLC. The Company pays the affiliate $5,000 in monthly rent for use of the office under an initial (60) month rental agreement, ending October 31. 2019.

The operating lease commitment on the office space to this related party is as follows:

2018	$ 60,000
2019	50,000
Total	$110,000

5. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

6. Prior Period Adjustment

During 2017 the Company's clearing broker remitted $298,600 of fees earned by the Company in previous years. The Company was previously unaware of these fees, and as a result, the revenues were not booked in the year in which they were earned. A prior period adjustment was recorded in 2017 on the Statement of Changes In Members' Equity to reflect the fees earned in prior years.

7. Subsequent Events

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm on which the financial statement were available to be issued.